UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

Building C, No. 5A Rong Chang East Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

By:	/s/ Yuping Ouyang
Name:	Yuping Ouyang
Title:	Chief Financial Officer

Date: August 23, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Techfaith’s second quarter 2013 financial results